News Release

Resin Systems Updates on RStandard™ Pole Order

Calgary, Alberta, March 16, 2007: Resin Systems Inc. ("RS") (RS - TSX / RSSYF - OTCBB), a composite products innovation company, today announced an update on the RStandard™ modular composite pole order to an established European Union (“EU”) energy producer. This order, announced August 9, 2005, was for RStandard poles with heights between 32 metres (105 feet) and 41 metres
(135 feet) for an approximate value of $26 million USD. As further announced on November 30, 2005, RS shipped an initial container of RStandard poles to the EU energy producer for testing. Once independent testing was completed, RS was to begin shipments under the order.

As part of RS’s 2007 business strategy announced February 2, 2007, RS’s main focus for the RStandard business line is in the domestic market through its exclusive distribution agreement with HD Supply Utilities, a subsidiary of The Home Depot®. RS understands that the EU energy producer continues to evaluate the initial poles; however RS has no near-term plans to make any shipments under the original order given its current focus on the domestic market.

RS will advise the market if and when material shipments are expected to occur.

About RS

RS is a composite product innovator. RS develops advanced composite products for large-scale industrial markets. These products replace products which traditionally have been made using conventional building blocks of wood, concrete and steel.  The foundation of RS is continuous innovation and product development utilizing its proprietary Version™ polyurethane resin system.

RS has successfully developed the VRoll™ bulk material handling system roller tube and the award winning RStandard™ modular composite transmission and distribution structure.  For the latest on RS's developments, click on "Latest News" on www.grouprsi.com.

"Version", "RStandard" and "VRoll" are trademarks of RS.

For further information please contact:

Resin Systems Inc.

Laurien Abel, Investor and Public Relations Coordinator

Tel: (403) 219-8000 Fax: (403) 219-8001

Email: info@grouprsi.com